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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 10, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)
File No. 333-268985

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments provided by Raymond Be on January 26 and 27, 2023 and by Daniele Marchesani on February 8, 2023 with respect to the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on December 23, 2022 on Form N-14 (the “Information Statement/Prospectus”), which is related to the proposed reorganization (“Reorganization”) of Harbor High-Yield Bond Fund (the “Acquired Fund”), a series of Harbor Funds (the “Acquired Fund Trust”), into Harbor Scientific Alpha High-Yield ETF (the “Acquiring Fund”), a series of the Registrant. We submitted a response letter on the Registrant’s behalf on January 24, 2023 responding to the Staff’s initial comments on the Information Statement/Prospectus (the “Prior Letter”).

Set forth below are the staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.

Comments Provided by Raymond Be on January 26 and 27, 2023

COMMENT 1

With respect to Registrant’s response to Comment 21 in the Prior Letter, please confirm that the tax opinion will conform to Staff Legal Bulletin 19 (https://www.sec.gov/corpfin/staff-legal-bulletin-19-legality-and-tax-opinions-registered-offerings), and in particular the requirement for the opinion to address all material tax consequences.

Response:	This is confirmed.

COMMENT 2

Registrant’s response to Comment 9 in the Prior Letter stated that “certain differences between the subadvisory agreement, including the identity of the subadviser, could be deemed to be material.” Please clarify the other specific differences that could be deemed to be material.

February 10, 2023 Page 2

Response:

As noted in the Prior Letter, the Registrant does not believe that any material differences between the subadvisory agreements trigger shareholder approval under Rule 17a-8. The purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by accomplishing, by a reorganization, changes that could not otherwise have been implemented without shareholder approval. In this case, the Acquired Fund could rely on the Exemptive Order (defined below) to effect a change in subadviser from Shenkman Capital Management, Inc. (“Shenkman Capital”) to BlueCove Limited (“BlueCove”) – and to make other amendments to the subadvisory agreement – without shareholder approval.

The subadvisory agreement with Shenkman Capital (the “Shenkman Agreement”) was originally entered into in 2002 at the time of the Acquired Fund’s launch, while the subadvisory agreement with BlueCove (“BlueCove Agreement”) was entered into in 2021 in connection with the Acquiring Fund’s launch. Harbor Capital’s form of subadvisory agreement has changed over time and as such there are differences between the two agreements attributable to those changes. In addition, the Shenkman Agreement and BlueCove Agreement differ in that they reflect the business arrangements, and particularly the fees, negotiated with those subadvisers. Importantly, however, both agreements provide that Harbor Capital, and not the applicable Fund, pays the subadvisory fee to the subadviser under the agreement. Furthermore, as set forth in response to Comment 4, the advisory fees payable by the Funds to Harbor Capital are not dependent on the amount of the subadvisory fees paid by Harbor Capital.

COMMENT 3	Please provide the manager of managers exemptive relief, including the application, that was approved by the SEC on which both Funds can rely.

Response:

The Acquired Fund Trust (previously Harbor Fund) and Harbor Capital filed an exemptive application on October 4, 2001 and an amendment to the application on January 14, 2002 (File No. 812-12654) requesting manager of managers exemptive relief. A notice of the application was issued on January 16, 2002 (1940 Act Release No. 25370) and the order was issued on February 12, 2002 (1940 Act Release No. 25415) (the “Exemptive Order”). The Registrant notes that Harbor ETF Trust relies on the relief in accordance with the future funds relief set forth in footnote 2 to the notice.

COMMENT 4

Please confirm that the Acquired Fund would have been able to replace Shenkman Capital with BlueCove as subadviser under the Exemptive Order, also taking into account the typical condition in multi-manager orders that requires a shareholder vote for a change that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a fund. In this respect, please provide a chart detailing the differences in the structure of the management fees of the two Funds.

Response:	The Registrant confirms that the Acquired Fund would have been able to replace Shenkman Capital with BlueCove as subadviser in reliance on the Exemptive Order.

February 10, 2023 Page 3

Registrant notes that the Exemptive Order does not include the condition that the Staff referenced in its comment, although it does contain the following representations: (i) neither the Trust nor the Funds has any responsibility to pay subadvisory fees to any subadviser and (ii) fluctuations in subadvisory fees do not affect the total advisory fee paid by the respective Fund to the adviser. The advisory and subadvisory agreements for the Acquired Fund and Acquiring Fund are consistent with these representations. Specifically: (i) each Fund’s advisory agreement provides for a specified advisory fee rate payable to Harbor Capital that does not vary based on subadvisory fee rates or amounts and (ii) each Fund’s subadvisory agreement requires Harbor Capital to pay the subadvisory fees to the subadvisers.

The fee rates under the advisory agreements are set forth below. The fee rates paid to the Shenkman Capital and BlueCove by Harbor Capital pursuant to the applicable subadvisory agreement differ from one another. The Registrant notes that the Reorganization will result in a significant fee reduction for Acquired Fund shareholders, as the Acquiring Fund’s advisory fee rate is 12 basis points lower than that of the Acquired Fund. In addition, under the Acquiring Fund’s advisory agreement, Harbor Capital bears the operating expenses of the Acquiring Fund, with certain exceptions. Harbor Capital is not obligated to bear operating expenses of the Acquired Fund.

Name of Fund	Advisory Fee Rate Paid to Harbor Capital by the Fund	Structure of Advisory Fee	Sub-Adviser
Acquired Fund	0.60%[1]	Non-unitary	Shenkman Capital
Acquiring Fund	0.48%	Unitary[2]	BlueCove

1 Harbor Capital has contractually agreed to reduce the management fee to 0.508% through February 28, 2023.

2 Harbor Capital pays all of the operating expenses of the Acquiring Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) Acquired Fund fees and expenses; (vi) brokers’ commissions and any other transaction related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

February 10, 2023 Page 4

Comments Provided by Daniele Marchesani on February 8, 2023

COMMENT 5	Please include the following disclosure in the Information Statement/Prospectus:

Although Acquired Fund shareholders will experience a change in subadviser as a result of the Reorganization, Acquired Fund shareholders are not being asked to approve the Reorganization since [Harbor Capital] has received an exemptive order from the SEC that allows Harbor Capital, subject to the approval of the Board, to replace an unaffiliated subadviser without shareholder approval (“Exemptive Order”). As the Reorganization does not otherwise require shareholder approval, shareholders are not being asked to approve the Reorganization.

Response:	The Registrant filed a supplement to the Information Statement/Prospectus on February 9, 2023 containing this disclosure. A copy of the supplement is included as Appendix A of this letter.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Charles F. McCain
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Dechert LLP

February 10, 2023 Page 5

Harbor ETF Trust

Supplement to the Information Statement/Prospectus dated January 27, 2023 (the “Information Statement/Prospectus”)

February 9, 2023

NOTICE TO SHAREHOLDERS

At a meeting held on November 13-14, 2022, the Boards of Trustees of Harbor Funds and Harbor ETF Trust approved the reorganization of Harbor High-Yield Bond Fund (the “Acquired Fund”), a series of Harbor Funds, with and into Harbor Scientific Alpha High-Yield ETF (“Acquiring Fund”), a series of Harbor ETF Trust that operates as an exchange-traded fund (the “Reorganization”). After careful consideration, with respect to the fund that it oversees, each Board determined that the Reorganization is in the best interest of the fund’s shareholders and that the interests of shareholders will not be diluted as a result of the Reorganization.

Harbor Capital Advisors, Inc. (“Harbor Capital”) serves as the investment adviser to the Acquired Fund and the Acquiring Fund. The Acquired Fund is subadvised by Shenkman Capital Management, Inc. and the Acquiring Fund is subadvised by BlueCove Limited (“BlueCove”). Following the Reorganization, BlueCove will serve as subadviser to the combined fund. Although Acquired Fund shareholders will experience a change in subadviser as a result of the Reorganization, Acquired Fund shareholders are not being asked to approve the Reorganization since Harbor Capital has received an exemptive order from the Securities and Exchange Commission that allows Harbor Capital, subject to the approval of the Board, to replace an unaffiliated subadviser without shareholder approval. As the Reorganization does not otherwise require shareholder approval, shareholders are not being asked to approve the Reorganization.

The Reorganization will provide you with the opportunity to participate in a fund with the same investment objective and similar investment strategies, policies and restrictions, and to benefit from the lower expense ratio of the Acquiring Fund. As a shareholder of an ETF, we believe you will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency. We acknowledge, however, that the Reorganization will subject investors to certain ETF-specific risks, including the risk that shares of the Acquiring Fund will trade at market prices that may be above (premium) or below (discount) the Acquiring Fund’s net asset value.

The Reorganization is expected to occur on or about February 24, 2023. Upon completion of the Reorganization, you will become a shareholder of the Acquiring Fund and will therefore become a shareholder of an ETF rather than a mutual fund. The Reorganization is described in the Information Statement/Prospectus. We encourage you to review the Information Statement/Prospectus carefully.

If you have any questions, please contact us by calling toll-free 800-422-1050.

Investors Should Retain This Supplement For Future Reference